Exhibit 99.6

Urban Tea, Inc. Announces Pricing of Approximately $4.6 Million Registered Direct Offering

NEW YORK, May 24, 2019 (GLOBE NEWSWIRE) – Urban Tea, Inc. (the “Company”) (NASDAQ: MYT), a premier retailer of specialty teas and baked goods in China, announced today it has entered into a securities purchase agreement with certain institutional investors to purchase approximately $4.6 million worth of its ordinary shares and warrants to purchase ordinary shares in a registered direct offering.

Under the terms of the securities purchase agreement, the Company has agreed to sell 2,845,000 ordinary shares and to issue warrants to purchase up to 1,809,420 ordinary shares. The warrants will be exercisable immediately following the date of issuance for a period of five years at an exercise price of $1.86 per share. The purchase price for one ordinary share and a corresponding warrant will be $1.62. The gross proceeds to the Company from the registered direct offering are estimated to be approximately $4.6 million before deducting the placement agent’s fees and other estimated offering expenses. The registered direct offering is expected to close on or about May 29, 2019, subject to the satisfaction of customary closing conditions.

FT Global Capital, Inc. acted as sole placement agent for the offering.

The offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-227211), previously filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2018 and declared effective on September 19, 2018. The securities are being offered only by means of a prospectus supplement pursuant to the Company's effective shelf registration statement and base prospectus contained therein. A prospectus supplement and the accompanying prospectus relating to and describing the terms of the registered direct offering will be filed with the SEC.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Urban Tea, Inc.

Urban Tea, Inc. is an emerging specialty tea product distributer and retailer headquartered in Changsha City, Hunan Province, China. Through its wholly owned subsidiary, Shanghai Ming Yun Tang Tea Limited ("Shanghai MYT") which controls Hunan Ming Yun Tang Brand Management Co., Ltd. ("Hunan MYT"), the Company currently market a wide range of trendy tea drinks, light meals, and pastries targeting China's new urban generation in Hunan province. Our products are focused on not only their taste but also their aesthetic presentation and health benefits. Our products are currently being offered via our own stores. We expect to start selling our products in our managed and JV stores in mid-2019. For more information, please visit: ir.h-n-myt.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements." All statements other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on the SEC's website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.

For more information, please contact investor relations:

Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com